UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Torre Mapfre,

243 Paseo de la Reforma Avenue, 18th Floor

Cuauhtémoc, Alcaldía Cuauhtémoc

06500, Mexico City

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Vista reports 588 MMboe of P1 reserves

Mexico City, February 11, 2026 – Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) reported today its estimated and certified proved (“P1”) oil and gas reserves as of December 31, 2025, reflecting a 57% increase year-over-year, reaching a total of 588.1 million barrels of oil equivalent (“MMboe”). Including acquisitions, additions to P1 reserves totaled 255.1 MMboe, implying a reserve replacement ratio of 605%. Vista’s organic reserve replacement ratio (excluding acquisitions) was 260%. (1)

“The 2025 reserves report reflects our outstanding work during the year and our unique ability to deliver value to our shareholders. We made solid progress at our Vaca Muerta development hub and substantial additions through inorganic growth,” commented Miguel Galuccio, Vista’s Chairman and Chief Executive Officer.

P1 reserves breakdown

The table below shows the certified P1 reserves breakdown. The Company has booked 698 proved net well locations, of which 357 were booked as proved developed and 341 as proved undeveloped.

Proved reserves breakdown by type (MMboe)	2025	2024	▲ y (MMboe)	▲ y/y (%)
Proved developed reserves	232.5	129.2	103.2	80%
Oil	208.4	109.1	99.3	91%
Natural Gas	24.1	20.1	3.9	20%
Proved undeveloped reserves	355.7	246.0	109.7	45%
Oil	314.7	213.5	101.2	47%
Natural Gas	41.0	32.5	8.5	26%

Total proved reserves	588.1	375.2	212.9	57%

Considering a total production of 42.1 MMboe for 2025, the implied reserve replacement ratio was 605% and the implied P1 reserves life was 14.0 years. Vista’s organic reserve replacement ratio (excluding acquisitions) was 260%.

(1)

Excludes the acquisition of 100% of the capital stock of Petronas E&P Argentina S.A., which holds 50% working interest in La Amarga Chica unconventional concession (“La Amarga Chica Acquisition”, see paragraph on page 3), and the assignment of Trafigura’s interest in 10 pads in Bajada del Palo Oeste to Vista Argentina (the ”Trafigura Agreement”, see paragraph on page 4).

P1 Reserves reconciliation	Oil (MMbbl)	Natural Gas (MMboe)	Total (MMboe)
Proved reserves YE 2024	322.6	52.7	375.2
(-) Production	(36.7)	(5.4)	(42.1)
(+) Total additions	237.2	17.8	255.1
Acquisitions (1)	131.9	13.3	145.3
Organic additions	105.3	4.5	109.8

Proved reserves YE 2025	523.0	65.1	588.1

Reserve replacement ratio (2)	646%	329%	605%

Organic reserve replacement ratio (3)	287%	83%	260%

Reserves life (years)	14.2	12.0	14.0

(1)	Acquisitions include 139.2 MMboe from La Amarga Chica Acquisition and 6.1 MMboe from the Trafigura Agreement
(2)	Reserve replacement ratio is calculated as Total additions divided by Production
(3)	Organic reserve replacement ratio is calculated as Organic additions (i.e. Total additions minus Acquisitions) divided by Production

The table below shows the certified P1 reserves breakdown by concession:

Proved net reserves by concession	Oil (MMbbl)	Natural Gas (MMboe)	Total (MMboe)
Bajada del Palo Oeste	248.4	36.9	285.3
La Amarga Chica	138.9	12.4	151.3
Bajada del Palo Este	91.6	6.6	98.3
Aguada Federal	42.4	6.6	49.0
Conventional Assets (1)	1.6	2.5	4.1
Águila Mora	0.1	0.0	0.2
Coirón Amargo Norte	0.0	0.0	0.0
Bandurria Norte	0.0	0.0	0.0

Total	523.0	65.1	588.1

(1)

Conventional Assets include Acambuco, CS-01 and Transferred Conventional Assets. The latter are operated by Tango Energy S.A. (“Tango”, formerly Petrolera Aconcagua Energía S.A.) as of March 1, 2023. Under the agreement, Vista is entitled to 20% of crude oil production and reserves and 100% of natural gas and LPG and condensates production and reserves of the Transferred Conventional Assets.

Production

	Q4-25	Q3-25	Q4-24	▲ y/y	▲ q/q	2025	2024	▲ y/y
Total (boe/d)	135,414	126,752	85,276	59%	7%	115,479	69,660	66%
Oil (bbl/d)	118,285	109,677	73,491	61%	8%	100,104	60,418	66%
Natural Gas (MMm3/d)	2.62	2.65	1.81	45%	(1)%	2.36	1.42	66%
NGL (boe/d)	666	416	432	54%	60%	534	300	78%

The average production during Q4 2025 was 135,414 boe/d, a 7% increase quarter-over-quarter, driven by strong performance, both in operated and non-operated blocks. Crude oil production reached 118,285 bbl/d during Q4 2025, reflecting an 8% sequential increase, driven by the tie-in of 40 net wells during Q3 2025 and Q4 2025. Natural gas production during Q4 2025 was 2.62 MMm3/d, a 1% decrease compared to the previous quarter. NGL production in Q4 2025 was 666 boe/d.

Total production for 2025 averaged 115,479 boe/d, a 66% year-over-year increase. Interannual production growth reflects strong performance of shale oil development and activity ramp-up, having tied-in 74 net wells during 2025, as well as the acquisition of 50% working interest in La Amarga Chica in April 2025. Crude oil production was 100,104 bbl/d in 2025, representing a 66% interannual increase.

La Amarga Chica Acquisition

On April 15, 2025, the Company acquired 100% of the capital stock of Petronas E&P Argentina S.A., which holds 50% working interest in La Amarga Chica unconventional concession, located in Vaca Muerta. The estimated and certified P1 oil and gas net reserves at La Amarga Chica were 139.2 MMboe at the time of the acquisition and 151.3 MMboe at YE-2025.

P1 reserves valuation

The estimate of future net cash flows attributable to Vista’s interests in the certified P1 reserves as of December 31, 2025, evaluated in accordance with the regulations of the United States Securities and Exchange Commission (“SEC”) and discounted at 10% per annum, amounted to 6,607 $MM.

In accordance with the regulations set forth by the SEC, future net cash flows were calculated by applying current prices of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves as of the date reported, minus the estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves. Future net cash flows were then discounted using a factor of 10% per annum.

The proved reserves as of December 31, 2025 were calculated using a price of 64.0 $/bbl for oil, 32.7 $/boe for LPG and 2.3 $/MMBtu for natural gas, in accordance with SEC regulations.

The estimated certified future net cash flows attributable to Vista’s interests in the P1 reserves, as of December 31, 2025, are summarized below:

Future net cash flows (Cumulative $MM)	Undiscounted	Discounted at 10% p.a.
Proved developed	5,852	3,821
Proved undeveloped	6,351	2,785

Total proved	12,203	6,607

Definitions and Methodology

•

The information included herein regarding estimated quantities of proved reserves is derived from (i) estimates of the proved reserves as of December 31, 2025, from the reports dated January 20, 2026, prepared by DeGolyer and MacNaughton for Vista’s concessions located in Argentina and Mexico, and (ii) estimates of the proved reserves as of April 15, 2025, from the report dated May 22, 2025, prepared by DeGolyer and MacNaughton for Vista’s working interest in La Amarga Chica.

•

According to SEC regulations, proved reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with “reasonable certainty” to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation.

•	Oil includes crude oil and condensate, C5+ and NGL; NGLs represent 2.2% of total reserves of the Company.

•	Units:

•	$MM: million U.S. Dollars

•	Bbl: barrels

•	Boe: barrels of oil equivalent

•	MMm[3]: million cubic meters

•	MMboe: million barrels of oil equivalent

•	MMBtu: million British thermal units

•	P1: proved reserves

•	Conversion metrics:

•	1 cubic meter of oil = 6.2898 barrels of oil

•	1,000 cubic meters of gas = 6.2898 barrels of oil equivalent

•	Note on the tables of this document. Totals in tables might not add-up to the components of the individual lines due to rounding.

•

Trafigura Agreement: the agreement dated December 16, 2024, pursuant to which Vista Argentina agreed to the assignment of Trafigura’s interest in 10 pads in Bajada del Palo Oeste to Vista Argentina, effective January 1, 2025, under which Vista Argentina holds rights to 100% of the production from such pads.

•

Transferred Conventional Assets include Entre Lomas Río Negro, Entre Lomas Neuquén, Jarilla Quemada, Charco del Palenque, 25 de Mayo Medanito SE and Jagüel de los Machos concessions operated by Tango, effective as of March 1, 2023.

Forward-Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s annual report filed with the SEC on Form 20-F and other applicable filings with the SEC and Vista’s latest annual report available on the Mexican Stock Exchange’s (Bolsa Mexicana de Valores, S.A.B. de C.V.) website: www.bmv.com.mx, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) website: www.gob.mx/cnbv and our website: www.vistaenergy.com.

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: +52 55 1555 7104

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2026

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer